CLAR1033009 | 92083-P3

Filed pursuant to Rule 424(b)(3)
Registration No. 333-264548

CLARION PARTNERS REAL ESTATE INCOME FUND INC.

SUPPLEMENT DATED AUGUST 24, 2022 TO

THE PROSPECTUS DATED APRIL 28, 2022

Effective as of the date of this supplement, the following supplements and, to the extent inconsistent with, supersedes the section entitled “Risks – Leverage Risk” in the Fund’s Prospectus:

Leverage Risk

The Fund may use leverage in connection with its investments. This leverage may take the form of entity or property level debt. Property level debt will be incurred by special purpose vehicles held by the Fund or by joint ventures entered into by one of the Fund’s special purpose vehicles and secured by real estate owned by such special purpose vehicles or joint venture. Such special purpose vehicles and joint ventures would own real estate assets and would borrow from a lender using the owned property as mortgage collateral. If a special purpose vehicle or joint venture were to default on a loan, the lender’s recourse would be to the mortgaged property and the lender would typically not have a claim to other assets of the Fund or its subsidiaries. When such property level debt is not recourse to the Fund, the Fund will not treat such non-recourse borrowings as senior securities (as defined in the 1940 Act) for purposes of complying with the 1940 Act’s limitations on leverage unless the special purpose vehicle or joint venture holding such debt is a wholly owned subsidiary of the Fund or the financial statements of the special purpose vehicle or joint venture holding such debt will be consolidated in the Fund’s financial statements in accordance with Regulation S-X and other accounting rules. There are no limits under the 1940 Act on the amount of leverage a special purpose vehicle or joint venture may incur. Defaults on the property level debt may result in the Fund losing its investment in the applicable property. Defaults on entity level debt may result in limits or restrictions on the Fund’s operations, including the Fund’s ability to pay distributions.

The Fund will pay (and stockholders will bear) any costs and expenses relating to the use of leverage by the Fund, to the extent the Fund bears such costs, which will result in a reduction in the NAV of the Common Stock.

Leverage may result in greater volatility of the NAV of, and distributions on, the Common Stock because changes in the value of the Fund’s portfolio investments, including investments purchased with the proceeds from Borrowings or the issuance of Preferred Stock, if any, are borne entirely by holders of Common Stock. Common Stock income may fall if the interest rate on Borrowings or the dividend rate on Preferred Stock rises, and may fluctuate as the interest rate on Borrowings or the dividend rate on Preferred Stock varies. So long as the Fund is able to realize a higher net return on its investment portfolio than the then-current cost of any leverage together with other related expenses, the effect of the leverage will be to cause holders of Common Stock to realize higher current net investment income than if the Fund were not so leveraged. On the other hand, the Fund’s use of leverage will result in increased operating costs. Thus, to the extent that the then-current cost of any leverage, together with other related expenses, approaches the net return on the Fund’s investment portfolio, the benefit of leverage to holders of Common Stock will be reduced, and if the then-current cost of any leverage together with related expenses were to exceed the net return on the Fund’s portfolio, the Fund’s leveraged capital structure would result in a lower rate of return to holders of Common Stock than if the Fund were not so leveraged.

Any decline in the NAV of the Fund will be borne entirely by holders of Common Stock. Therefore, if the market value of the Fund’s portfolio declines, the Fund’s use of leverage will result in a greater decrease in NAV to holders of Common Stock than if the Fund were not leveraged.

Certain types of Borrowings may result in the Fund being subject to covenants in credit agreements relating to asset coverage or portfolio composition or otherwise. In addition, the terms of the credit agreements may also require that the Fund pledge some or all of its assets as collateral. Such restrictions may be more stringent than those imposed by the 1940 Act and limit the Fund’s ability to effectively manage its portfolio.

In addition, the Fund may enter into investment management techniques (including reverse repurchase agreements and derivative transactions) that have similar effects as leverage. In October 2020, the

SEC adopted new Rule 18f-4 under the 1940 Act, which, among other things, governs the use of derivative investments and certain financing transactions (e.g., reverse repurchase agreements) by registered investment companies. Among other things, Rule 18f-4, effective August 19, 2022, requires funds that invest in derivative instruments and certain financing transactions beyond a specified limited amount to apply a value-at-risk based limit to their use of certain derivative instruments and financing transactions and to adopt and implement a derivatives risk management program. A fund that uses derivative instruments in a limited amount is not subject to the full requirements of Rule 18f-4. Under Rule 18f-4, funds are no longer required to comply with the asset segregation framework arising from prior SEC guidance for covering such financing transactions and may elect either to rely on the rule’s framework or to comply with the asset coverage requirements of Section 18 of the 1940 Act with respect to all such derivative instruments and financing transactions. Compliance with the new rule by the Fund could, among other things, make use of such investment management techniques more costly, limit their availability or utility, or otherwise adversely affect their performance. The new rule may limit the Fund’s ability to use derivatives as part of its investment strategy.

There can be no assurance that the Fund’s leveraging strategy will be successful.

Capitalized terms not defined herein have the meanings assigned to them in the Prospectus.

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